FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-184647

September 4, 2014

Linn Energy, LLC

Linn Energy Finance Corp.

$450,000,000 6.500% Senior Notes due 2019

$650,000,000 6.500% Senior Notes due 2021

September 4, 2014

Pricing Supplement

Pricing Supplement dated September 4, 2014 to the Preliminary Prospectus Supplement dated September 4, 2014 and the prospectus dated September 4, 2014 of Linn Energy, LLC and Linn Energy Finance Corp. (the Preliminary Prospectus Supplement and the Prospectus are together referred to as the “Preliminary Prospectus”). This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus. The information in this Pricing Supplement supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. This Pricing Supplement to the Preliminary Prospectus Supplement should be read together with the Preliminary Prospectus before making a decision in connection with an investment in the securities. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus.

	6.500% Senior Notes due 2019	6.500% Senior Notes due 2021

Issuers	Linn Energy, LLC and Linn Energy Finance Corp.

Title of Securities	6.500% Senior Notes due 2019 (the “2019 Notes”). The 2019 Notes are being offered as additional notes under an indenture pursuant to which the Issuers issued $750,000,000 aggregate principal amount of 6.500% Senior Notes due 2019 on May 13, 2011 (the “Existing 2019 Notes”). The 2019 Notes will have identical terms to the Existing 2019 Notes, other than the issue date, and will constitute part of the same series and be fungible with the Existing 2019 Notes.	6.500% Senior Notes due 2021 (the “2021 Notes”)

Aggregate Principal Amount	$450,000,000	$650,000,000

Maturity Date	May 15, 2019	September 15, 2021

Issue Price	102.000%, plus accrued interest from May 15, 2014	98.619%

Coupon	6.500%	6.500%

Yield to Maturity	6.001%	6.750%

Benchmark Treasury	1.125% due May 31, 2019	2.000% due August 31, 2021

Spread to Benchmark Treasury	433 basis points	461 basis points

Interest Payment Dates	May 15 and November 15 of each year, beginning on November 15, 2014	March 15 and September 15 of each year, beginning on March 15, 2015

Ratings*	B1 (Moody’s)/ B (S&P)

Trade Date	September 4, 2014

Settlement Date	September 9, 2014 (T+3)

Make-Whole Redemption	Make-whole redemption at Treasury Rate + 50 basis points prior to May 15, 2015	Make-whole redemption at Treasury Rate + 50 basis points prior to September 15, 2017

Optional Redemption

On or after May 15, 2015 at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, on the Notes redeemed during the twelve-month period indicated beginning on May 15 of the years indicated below:

Year                                              Price

2015                                             103.250%

2016                                             101.625%

2017 and thereafter                    100.000%

On or after September 15, 2017 at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, on the Notes redeemed during the twelve-month period indicated beginning on September 15 of the years indicated below:

Year                                              Price

2017                                             103.250%

2018                                             101.625%

2019 and thereafter                    100.000%

Equity Clawback	No longer applicable	Up to 35% at 106.500% prior to September 15, 2017

Change of Control	101% plus accrued and unpaid interest	101% plus accrued and unpaid interest

Joint Book-Running Managers

Barclays Capital Inc.

Scotia Capital (USA) Inc.

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Crédit Agricole Corporate and Investment Bank

Goldman, Sachs & Co.

RBS Securities Inc.

UBS Securities LLC

Senior Co-Managers

BBVA Securities Inc.

BMO Capital Markets Corp.

Capital One Securities, Inc.

CIBC World Markets Corp.

Deutsche Bank Securities Inc.

DNB Markets, Inc.

ING Financial Markets LLC

SG Americas Securities, LLC

SunTrust Robinson Humphrey, Inc.

Co-Managers

ABN AMRO Securities (USA) LLC

BNP Paribas Securities Corp.

Comerica Securities, Inc.

Fifth Third Securities, Inc.

The Huntington Investment Company

Mizuho Securities USA Inc.

Natixis Securities Americas LLC

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

CUSIP / ISIN Numbers	536022AK2 / US536022AK29	536022AL0 / US536022AL02

Denominations	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Additional Changes to the Preliminary Prospectus:

The aggregate principal amount of notes to be issued in the offering increased from the $1,000,000,000 specified in the Preliminary Prospectus to $1,100,000,000. As a result, all corresponding references in the Preliminary Prospectus relating to the aggregate principal amount of notes offered are hereby updated. In addition, the use of proceeds specified in the Preliminary Prospectus are updated as follows:

The net proceeds from the offering of the notes will be used to (i) repay all indebtedness outstanding under our Bridge Loan and (ii) repay $79.0 million of indebtedness outstanding under the revolving portion of our Amended Credit Facility.

This increase in proceeds means that we will not be required to use cash on hand to repay any indebtedness outstanding under our Bridge Loan.

At June 30, 2014, after giving effect to the Pro Forma Transactions, we would have had total borrowings of approximately $2.85 billion outstanding under our Amended Credit Facility, including our senior secured term loan.

This communication is intended for the sole use of the person to whom it is provided by us.

The Issuers have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and other documents the Issuers and the Guarantors have filed with the SEC for more complete information about the Issuers, the Guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in this offering will arrange to send you a copy of the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847.

Any disclaimers or notices that may appear on this Pricing Supplement below the text of this legend are not applicable to this Pricing Supplement and should be disregarded. Such disclaimers may have been electronically generated as a result of this Pricing Supplement having been sent via, or posted on, Bloomberg or another electronic mail system.